Exhibit 99.7

NICE Named Leader in Customer Interaction Analytics by Ovum

NICE recognized as a market leader, delivering real-time analytics based insights that are successfully used by leading organizations

RA’ANANA, ISRAEL, October 22, 2014 – NICE Systems (NASDAQ: NICE) announced today that it has been recognized by research firm Ovum as a leader in the Customer Interaction Analytics market. The research explores the ability of vendors to handle multichannel customer interactions and map these to agent performance data. The vendors evaluated were compared based on the strength and breadth of their technology capabilities, the views of their customers, and the impact that each company has in the market.

In the Ovum report, NICE customers expressed that they were particularly impressed with the company’s integration across the tools in the NICE suite, its support and services, and the breadth of its products.

NICE Interaction Analytics has been bolstered by the recently launched NICE Engage Platform, the company’s next generation capture platform which supports 100 percent real-time analytics at unrivaled scale, speed, and low cost of ownership. The platform empowers more agents with immediate next-best-action guidance, delivering the relevant insights within seconds of the customer engagement.

NICE Interaction Analytics enables contact center managers and other service and marketing managers make timely, better-informed decisions and drive action to improve service processes. Analytics can be applied across channels, using powerful patented algorithms to analyze speech, call flow, social media, email and online chat conversations, customer surveys and agents’ desktop activity.

Aphrodite Brinsmead, Senior Analyst at Ovum
“Customer interaction analytics is one of the highest growth markets in the workforce optimization space with a predicted growth rate of 12% from 2013 to 2018. These analytics tools will play a vital role in shaping contact center requirements and business strategy. Businesses need better insight into customer behavior in order to improve their services and influence customer loyalty. They are investing in speech and text analytics tools to help them pinpoint trends across interactions.”

Miki Migdal, President, NICE Enterprise Product Group
“Companies recognize the value of analytics to understand today’s customer and ensure that they are prepared to provide an exceptional customer experience. This report validates our vision in this space. We are proud to be acknowledged as industry leaders who provide innovative solutions that help organizations gain valuable insights from their multichannel interactions and get them closer to their customers.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.